               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

- -------------------------------------X
CHARLES MILLER,                      :
                                     :
                   Plaintiff,        :
                                     :
  - against -                        :     C. A. No. 13922
                                     :               -----
JOHN P. DESBARRES, WILLIAM H.        :
LUERS, FREDERICK H. SCHULTZ,         :
GORDON F. AHALT, BENJAMIN F.         :
BAILAR, ROBERT W. FRI, J. DAVID      :     CLASS ACTION COMPLAINT
GRISSOM, TRANSCO ENERGY COMPANY,     :     ----------------------
and THE WILLIAMS COMPANIES, INC.,    :
                                     :
                   Defendants.       :
- -------------------------------------X

     Plaintiff, by his attorneys, alleges upon personal knowledge as to his own acts and upon information and belief as to all other matters, as follows:

     1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of Transco Energy Company ("Transco" or the "Company") and who are similarly situated (the "Class"), for injunctive and other relief. Plaintiff seeks, inter alia, to
                                                            ----- ----
enjoin consummation of a proposed transaction (the "transaction") announced on December 12, 1994, pursuant to which The Williams Companies, Inc. ("Williams") will make a cash tender offer to acquire up to 24.6 million shares, or 60%, of Transco common stock and related common stock purchase rights for $17.50 per share followed by a merger whereunder each remaining Transco share will be exchanged for 0.625 shares of Williams common stock.

     2. The proposed transaction and the acts of the individual defendants, as more particularly alleged herein, constitute a breach of the individual defendants' fiduciary duties to plaintiff and the Class, aided and abetted by Williams.

     3. The individual defendants' agreement to engage in the transaction was in breach of their fiduciary duties owed to Transco's stockholders to take all necessary steps to ensure that the stockholders will receive the maximum value realizable for their shares in any sale of control of the Company. In the context of this action, defendants were required to take all reasonable steps to assure the maximization of stockholder value, including the implementation of a bidding mechanism to foster a fair auction of the Company to the highest bidder or the exploration of strategic alternatives that will return greater or equivalent value to plaintiff and the Class.

                                    Parties
                                    -------

     4. Plaintiff is and, at all relevant times, has been the owner of shares of Transco common stock.

     5. Transco is a corporation duly organized and existing under the laws of the State of Delaware. Transco is a holding company owning all the common shares of Transcontinental Gas Pipe Line Corp., Texas Gas Transmission Corp., and several other companies engaged in natural gas transportation and gas related businesses. Transco maintains its principal executive offices at 2800 Post Oak Boulevard, Houston, Texas 77251. Transco has approximately 40.9 million shares of common stock outstanding and approximately 15,700 stockholders of record. Transco stock trades on the New York Stock Exchange.

     6. Defendant John P. DesBarres is Chief Executive Officer, President, and Chairman of the Board of Directors of Transco. DesBarres' annual compensation is $888,662.

     7. Defendants William H. Luers, Frederick H. Schultz, Gordon F. Ahalt, Benjamin F. Bailar, Robert W. Fri, and J. David Grissom are directors of Transco.

     8. The defendants named in paragraphs 7 and 8 are hereinafter referred to as the "Individual Defendants."

     9. Because of their positions as officers/directors of the Company, the Individual Defendants owe fiduciary duties of loyalty and due care to plaintiff and the other members of the Class.

    10. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in his capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he has engaged in all or part of the unlawful acts, plans, schemes or transactions complained of herein.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

    11. Plaintiff brings this action in his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who are and will be threatened with injury arising from defendants' actions as is described more fully below.

    12.   This action is properly maintainable as a class action.

     13. The Class is so numerous that joinder of all members is impracticable. The Company has approximately 15,700 stockholders of record.

     14. There are questions of law and fact common to the Class including, inter alia, whether:
- ----- ----

          a. the proposed transaction is grossly unfair to Transco's public stockholders;

          b. defendants have engaged and are continuing to prevent plaintiff and the Class from receiving the maximum value per share that could be received in an unfettered market for control of Transco;

          c. the individual defendants wrongfully failed or refused to obtain or attempt to obtain a purchaser for Transco for consideration more valuable than the transaction contemplates;

          d. defendants have breached or aided and abetted the breach of the fiduciary and other common law duties owed to plaintiff and the members of the Class; and

          e. plaintiff and the other members of the Class would be irreparably damaged were the transaction complained of herein consummated;

     15. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

     16. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interest of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interest.

     17. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     18. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme and/or aiding and abetting one another are attempting to deprive plaintiff and the Class unfairly of the full value of their investment in Transco.

     19.  On December 12, 1994, the Dow Jones News Wire reported that Transco
                                    -------------------
has agreed to be acquired by Williams in a two-step merger transaction valued at approximately $3 billion, which includes cash and the assumption of $2.3 billion in debt and preferred stock.

     20. Under the terms of the proposed Offer, during the first step of the two-step transaction, Transco stockholders will receive $17.50 per share of Transco stock they own. Under the second-step, those shares not tendered will be exchanged for 0.625 of Williams common stock.

     21. Moreover, the outstanding shares of Transco $4.75 cumulative preferred stock will be converted into the right to receive an equal number of shares of a new series of Williams $4.75 cumulative preferred stock convertible into 0.5588 Williams common shares.

     22. Transco $3.50 cumulative convertible preferred stock will be converted into the right to receive an equal number of shares of a new series of Williams $3.50 cumulative convertible preferred stock convertible into 1.5625 Williams common shares and otherwise having substantially equivalent rights.

     23. At the conclusion of the tender offer, Williams will form a new unit that will merge into Transco, with Transco continuing as a wholly-owned subsidiary of Williams. Since Transco shareholders do not know the value of the Williams securities to be paid on the "back-end" (particularly since the defendants have failed to establish a collar with respect to these securities), they will be coerced into tendering their shares on the front end of the offer for inadequate cash consideration.

     24. As part of the transaction, Transco signed a lock-up stock option with Williams, providing Williams the right to purchase up to 7.5 million additional shares of Transco common stock at $17.50 per share. If, however, Williams exercises the stock option, Transco has the right to cancel the option for a cash payment not to exceed $2 per option.

     25. Transco also agreed to pay to Williams a termination fee under certain undisclosed circumstances, presumably which include the receipt or solicitation of other offers for the Company.

     26. Further, in an attempt to prevent others from making a bid for the Company, Williams will begin its tender for 60% of Transco's shares on Friday, December 16, 1994.

     27. Because of the announcement of the definitive merger agreement and the structure of the transaction, no fair market check to determine the fair value of Transco's publicly held shares can be conducted. Moreover, defendants have set the price for the publicly held shares of Transco without taking adequate steps to determine the fair value of such securities.

     28. Defendants chose to pursue this transaction at a time when Transco is poised to significantly increase future earnings and when its value is believed to be far in excess of the consideration offered in the transaction.

     29. Indeed, on July 20, 1994, Transco announced improved results for the second quarter ended June 30, 1994. For the quarter, Transco reported net income of $2.5 million, or $0.6 per share, compared with $1.4 million, or $0.4 per share, in the prior year. Transco attributed its improved second quarter results to improved financial results of Transco Gas Marketing Co. and Transcontinental Gas Pipe Line Corp. and lower financing costs. Commenting on the improved quarterly results, defendant DesBarres stated, "We're pleased with our second quarter results and particularly with the improved results from the gas marketing segment... These results once again confirm our continuing progress
                     --------------------------------------------------------
toward improving net income and returning the gas marketing segment to
- ----------------------------------------------------------------------
profitability." [Emphasis added.]
- ---------------

     30. On October 26, 1994, Transco reported its results the quarter ended September 30, 1994. For the quarter, the Company reported a net loss of $4.6 million, or $0.11 per share, compared to a net loss of $18.0 million, or $0.46 per share, in the same quarter during the prior year. Excluding charges in both periods, Transco reported a net loss of $0.1 million, or less than $0.01 per share, in the third quarter of 1994, compared with a net loss of $2.3 million, or $0.06 per share, for the 1993 third quarter. Commenting on the Company's third quarter results, defendant DesBarres stated, "We attribute Transco's improved results over those of last year's third quarter primarily to the continued strong performance or Transcontinental Gas Pipe Line Corporation (TGPL), the improved financial performance of Transco Gas Marketing Company (TGMC) and lower financing costs."

      31.  Defendant DesBarres also stated,

      Although marketing reported a loss, we're pleased with the continuing improvement in that business, particularly in view of the weak gas price environment during the quarter. The pipelines are continuing their solid performance, despite Texas Gas' lower earnings, which is due, in part, to the seasonality of the demand revenues under the provisions of our Order 636 services. It is further attributed to an exceptionally strong third quarter in 1993 that reported a high level of interruptible transportation volumes on Texas Gas prior to implementation of Order 636. These
                                                                 -----
      results once again confirm our continuing progress toward improved net
      ----------------------------------------------------------------------
      income and returning marketing to profitability this year. [Emphasis
      ----------------------------------------------------------
      added.]

      32. Defendants' knowledge and economic power and that of the investing public is unequal because they are in possession of material non-public information concerning the Company's assets, businesses, and future prospects. This disparity makes it inherently unfair for the individual defendants to agree to transfer ownership of Transco from its public stockholders to Williams at such an unfair and grossly inadequate consideration.

     33. The consideration to be paid to the public shareholders in the transaction is grossly unfair, inadequate, and substantially below the fair or inherent value of the Company. The intrinsic value of the equity of Transco is materially greater than the consideration being offered, taking into account Transco's asset value, liquidation value, its expected growth, the strength of its business, and its revenues and cash flow and earnings power.

     34. The individual defendants, in violation of their fiduciary obligations to maximize stockholder value, have not considered seriously other potential purchasers of Transco or its stock in a manner designed to obtain the highest possible price for Transco public stockholders.

     35. The proposed Offer is wrongful, unfair, and harmful to Transco public stockholders, and will deny Class members their right to share proportionately in the true value of Transco's valuable assets, profitable business, and future growth in profits and earnings.

     36. Defendant Williams, without which the proposed transaction would not occur, and with knowledge of the individual defendants' breach of fiduciary duty, has aided and rendered substantial assistance to the individual defendants and stands to handsomely profit from the transaction.

     37. By reason of the foregoing, defendants herein have willfully participated in unfair dealing toward plaintiff and the other members of the Class and have engaged in and substantially assisted and aided and abetted each other in breach of the fiduciary duties owed to the Class.

     38. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to deprive plaintiff and the Class of their fair proportionate share of Transco's valuable assets and businesses, all to the irreparable harm of the Class.

     39.  Plaintiff and the Class have no adequate remedy or law.

     WHEREFORE, plaintiff prays for judgment and relief as follows:

          a. declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as representative of the Class;

          b. declaring that the defendants and each of them have committed or aided and abetted a gross abuse of fiduciary duties owed to plaintiff and the other members of the Class;

          c. preliminarily and permanently enjoining defendants and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the transaction;

          d. in the event the transaction is consummated, rescinding it and setting it aside;

          e. awarding rescissory and/or compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

          f. awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

          g.  granting such other and further relief as may be just and proper.


Dated: December 12, 1994



                        ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                    By: /s/ Joseph A. Rosenthal, Esq.
                       ------------------------------------------
                        Joseph A. Rosenthal, Esq.
                        First Federal Plaza, Suite 214
                        P.O. Box 1070
                        Wilmington, Delaware 19899
                        (302) 656-4433
                        Attorneys for Plaintiff

Of Counsel:
- ----------

WECHSLER SKIRNICK HARWOOD
   HALEBIAN & FEFFER
Robert I. Harwood, Esq.
Jeffrey M. Haber, Esq.
555 Madison Avenue
New York, New York 10022
(212) 935-7400